Filed by HudBay Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Augusta Resource Corporation
Commission File Number: 001-32943
Date: August 25, 2014

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Hudbay and Augusta Announce Transaction to Effect Amalgamation and Mailing of Circular

Toronto, Ontario, August 25, 2014 – HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) and Augusta Resource Corporation (“Augusta”) (TSX: AZC) (NYSE MKT: AZC) announced today that they have entered into an agreement to effect an amalgamation (the “Amalgamation”) of Augusta and an indirect, wholly-owned subsidiary of Hudbay as a result of which:

•                  holders of common shares of Augusta (“Augusta Shares”) (other than Hudbay and its subsidiaries and shareholders who properly exercise their right of dissent in respect of the amalgamation) will receive for their Augusta Shares the same consideration as was paid by Hudbay for Augusta Shares pursuant to Hudbay’s offer (the “Offer”), and

•                  Augusta will become an indirect, wholly-owned subsidiary of Hudbay.

Augusta’s board of directors (the “Board of Directors”) previously determined, after consultation with its financial and legal advisors, that the consideration paid pursuant to the Offer (0.315 of a common share of Hudbay (a “Hudbay Share”) and 0.17 of a warrant to purchase a Hudbay Share) is fair to shareholders of Augusta, that it is in the best interests of Augusta to support and facilitate the Offer and to recommend that shareholders of Augusta accept the Offer.  The Board of Directors also has unanimously determined (with the Hudbay representatives on the Board of Directors having declared their interest and abstained from voting) that the Amalgamation is in the best interest of Augusta and recommends that shareholders of Augusta to vote FOR the Amalgamation.

The Amalgamation is conditional upon, among other things, approval by at least two-thirds of the votes cast by Augusta shareholders present in person or represented by proxy at the special meeting of Augusta shareholders (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on September 19, 2014, and “minority approval” in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.  The votes associated with the Augusta Shares held by Hudbay and its subsidiaries, which Hudbay intends to vote in favour of the Amalgamation, will be sufficient to effect both such approvals.

The notice of Meeting, accompanying management information circular and related meeting materials (collectively, the “Meeting Materials”) are being mailed to shareholders of Augusta. The Meeting Materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Hudbay intends to acquire, through the Amalgamation, the Augusta Shares it does not already own.  In connection with the Amalgamation, Augusta would send to its shareholders and file with Canadian securities regulatory authorities and furnish to the Securities and Exchange Commission (the “SEC”) the Meeting Materials, and Hudbay will file with the SEC one or more amendments to its registration statement on Form F-10 (the “Registration Statement”) with respect to Hudbay securities to be issued in the Amalgamation.  This news release is not a substitute for the Meeting Materials, the Registration Statement and the prospectus set forth therein, or other documents filed with the SEC by Hudbay or Augusta. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE MEETING MATERIALS AND REGISTRATION STATEMENT, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE SUBSEQUENT ACQUISITION TRANSACTION. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials filed by Hudbay may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President and General Counsel of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Cautionary Statement Regarding Forward Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to the satisfaction of the conditions precedent to the Amalgamation, including the approval of the requisite resolution.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the risks discussed under the heading “Risk Factors” in the meeting circular and other documents filed (or to be filed) with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor

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materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward- looking information. Augusta does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE:HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

About Augusta

Augusta (TSX, NYSE MKT: AZC) is a base metals company that is a subsidiary of Hudbay and is focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production. Further information about Augusta can be found on www.augustaresource.com.

Contact Information

Investor inquiries:

Candace Brule

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

Media inquiries:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com